SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C.

   In the matter of                           )
                                              )
EASTERN UTILITIES ASSOCIATES                  )
Boston, Massachusetts                         )
                                              )
EUA COGENEX CORPORATION                       ) Certificate of
Lowell, Massachusetts                         ) Notification
                                              ) Pursuant to
                                              ) Rule 24
   (70-7287)                                  )
                                              )
(Public Utility Holding Company Act of 1935)  )


   Enclosed herewith for filing by Eastern Utilities Associates and its wholly-owned subsidiary, EUA Cogenex Corporation, in accordance with the Order of the Securities and Exchange Commission entered in the above matter on February 15, 1995 (Release No. 35-26232) and pursuant to Rule 24 under the Public Utility Holding Company Act of 1935, are the consolidated and consolidating balance sheet, income statement, and statement of cash flows of EUA Cogenex for the quarter ended June 30, 1995 and such other information required to be filed by said order.

                                 EASTERN UTILITIES ASSOCIATES

                                 By: /s/ Clifford J. Hebert, Jr.
                                     Clifford J. Hebert, Jr.
                                     Treasurer


                                 EUA COGENEX CORPORATION

                                 By: /s/ Basil G. Pallone
                                     Basil G. Pallone
                                     Vice President

November 13, 1995

                                               EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
                                                           CONSOLIDATING BALANCE SHEETS
                                                                  JUNE 30, 1995
    ASSETS
                              EUA                    EUA        EUA        EUA         EUA        EUA        EUA        EUA
                            Cogenex                Cogenex      Nova       Day         NEM      Cogenex    Citizens   Highland
                            Consol   Elimin.     Corporation (Division) (Division)     Inc       Canada      Corp.  Corporation
Util.  Plant and Other Invest:
  Utility plant in service $          $           $          $          $           $          $          $          $
  Less accumulated prov.
    for dep. and amort.
  Net utility plant
    in service
  Constr. wrk in
    progress (Notes H&J)
  Net utility plant
  Non-utility property     74,612,802               60,024,972  1,377,713  1,814,677  8,693,923               668,539  2,032,978
  Less accumulated prov.
    for depreciation       22,681,292               18,744,437    776,188    696,700  2,185,067                 6,276    272,624
  Net non-util property    51,931,510               41,280,535    601,525  1,117,977  6,508,856               662,263  1,760,354
  Investments in subsid.
    (at equity)            67,057,638  16,598,612   83,656,250
  Excess of carrying val.
    of invest. in subsid.
  Notes receivable         33,627,051               33,627,051
  Leases receivable         5,800,772                5,603,442                                                           197,330
  Other                    18,344,890               15,201,870   (186,000)              358,339                93,555  2,877,126
  Tot. Util. Plant &
    Other Investments     176,761,861  16,598,612  179,369,148    415,525  1,117,977  6,867,195               755,818  4,834,810
Current Assets:
  Cash & temp. cash inv.      823,336                  514,434   (120,314)   (37,683)   201,363      27,107    33,309    205,120
  Notes receivable         14,643,253   5,559,818   15,098,966     97,688     56,417              4,950,000
  Leases receivable           562,819                  562,819
  Accounts rec.-Net:
    Customers              12,799,808                6,442,520  3,737,826  1,383,171    525,645               174,875    535,771
    Accrued unbilled rev.
    Others                  5,018,263                4,162,960    315,214    532,640      4,800                 2,649
  Accnts rec.-assoc. cos.       5,108   2,826,252    1,972,386    719,455    138,243                    100       100      1,076
Materials & supplies
   (at average cost):
  Fuel
  Plant, materials &
     operating supplies     3,232,060                  280,288  2,357,959    483,958                                     109,855
  Other current assets      1,898,573                1,729,107     63,202     39,394                 33,059       229     33,582
     Tot Current Assets    38,983,220   8,386,070   30,763,480  7,171,030  2,596,140    731,808   5,010,266   211,162    885,404
Deferred Debits:
  Unamortized debt exp.
  Unrecoverable regul.
    plant costs (Note J)
  Other deferred debits     3,999,939                2,600,431    (40,476)     4,585  1,402,407                32,992
    Tot. Def. Debits        3,999,939                2,600,431    (40,476)     4,585  1,402,407                32,992
  Total Assets           $219,745,020 $24,984,682 $212,733,059 $7,546,079 $3,718,702 $9,001,410  $5,010,266  $999,972 $5,720,214



                                                         The accompanying notes are an integral part of the financial statements.

                                               EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
                                                           CONSOLIDATING BALANCE SHEETS
                                                                  JUNE 30, 1995



    LIABILITIES
                            EUA                     EUA         EUA        EUA         EUA         EUA       EUA        EUA
                          Cogenex                 Cogenex       Nova       Day         NEM       Cogenex   Citizens   Highland
                           Consol    Elimin.    Corporation  (Division) (Division)     Inc        Canada    Corp.   Corporation
Capitalization:
  Common equity         $54,122,518 $16,598,612  $50,841,246  $2,503,600  $866,372 $12,232,193       $100    ($2,256) $4,279,875
  Non-redeemable pref.
    stock of subsid.
  Red. pref. stock
    of subsid. - net             75                                                                              75
  Pref. stock red. cost
  Partnerships' cap.
  Long-term debt - net  117,668,094              117,600,000                                                              68,094
    Total Capital.      171,790,687  16,598,612  168,441,246  2,503,600    866,372  12,232,193        100     (2,181)  4,347,969
Current Liabilities:
  Pref. stock sinking
    fund requirements
  Long-term debt due
    within one year       2,400,000                2,400,000
  Notes payable          33,624,372   5,559,818   28,159,000  3,128,346  1,537,073              5,010,166    444,494     905,111
  Accounts payable        6,307,062                3,555,212    214,374    946,078                           177,373   1,414,025
  Accts. payable
    - Associated cos.       739,834   1,711,236    1,370,130    476,392     92,681         352               298,054     213,461
  Customer deposits           1,496                               1,496
  Taxes accrued             164,163                   16,547     95,144        969                            10,183      41,320
  Interest accrued        1,550,900   1,115,016    1,550,431    994,973    120,043                                           469
  Dividends declared
  Other curr liab.          586,356                  487,721     (5,895)       722                            72,049      31,759
    Tot Curr. Liab.      45,374,183   8,386,070   37,539,041  4,904,830  2,697,566         352  5,010,166  1,002,153   2,606,145
Deferred Credits:
  Unam. invest cred.
  Other def. credits      2,343,630                1,320,841    137,649    154,764     730,376
    Tot. Def. Credits     2,343,630                1,320,841    137,649    154,764     730,376
Acc. deferred taxes         236,520                5,431,931                        (3,961,511)                       (1,233,900)
Commitments &
  conting. (Note J)
  Tot Liabil. & Cap.   $219,745,020 $24,984,682 $212,733,059 $7,546,079 $3,718,702  $9,001,410 $5,010,266   $999,972  $5,720,214


    ( ) Denotes Contra



                    The accompanying notes are an integral part of the financial statements.


                                               EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
                                                        CONSOLIDATING INCOME STATEMENTS
                                                       FOR THE SIX MONTHS ENDED JUNE 30, 1995


                            EUA                     EUA        EUA        EUA         EUA        EUA        EUA         EUA
                          Cogenex                 Cogenex      Nova       Day         NEM      Cogenex    Citizens    Highland
                           Consol.     Elimin.   Corporation (Division) (Division)     Inc      Canada   Corporation Corporation
Operating Revenues       $32,066,136             $18,123,904 $8,205,394 $2,967,164  $1,683,152     $       $469,874   $616,648
Operating Expenses:
Operation                $25,082,687              13,110,920  8,004,546  3,025,123      (2,149)             448,774    495,473
  Maintenance                524,150                 514,420      7,883                  1,198                  265        384
  Dep. & amort.            3,830,496               3,328,037     94,825     33,650     348,168                8,300     17,516
  Taxes
    - Other than income      455,169                 175,582    152,735    107,563          61               15,163      4,065
    - Income (credit)        (72,386)               (423,422)                          314,253               (1,649)    38,432
    - Deferred               137,092                  82,722                            54,370
     Total Op. Expenses   29,957,208              16,788,259  8,259,989  3,166,336     715,901              470,853    555,870
        Operating Income   2,108,928               1,335,645    (54,595)  (199,172)    967,251                 (979)    60,778
Other Inc. & Deducts:
  Int. & div. income       5,063,367     325,680   5,378,433      4,853                    723                           5,038
  Equity in earnings of
    jointly-owned cos      1,058,053   1,028,927   2,086,980
  All. for other funds
    used during constr.
  Oth. (deduct.) inc.-net   (739,782)               (795,296)    55,632                                                   (118)
    Total Other Income     5,381,638   1,354,607   6,670,117     60,485                    723                           4,920
      Income (Loss) Before
      Int. Charges         7,490,566   1,354,607   8,005,762      5,890   (199,172)    967,974                 (979)    65,698
Interest Charges:
  Int. on long-term debt   5,099,502               5,099,502
  Amort. of debt
    expense and premium       75,833                  75,833
  Other int. exp. (princ.
   short-term notes)       1,143,228     325,680   1,140,982    285,681     38,478                            1,377      2,390
  All. for borrowed
   funds used during
   construction - (credit)  (520,511)               (520,511)
  Total Interest Charges   5,798,052     325,680   5,795,806    285,681     38,478                            1,377      2,390
     Net Inc (Loss) before
     preferred return      1,692,514   1,028,927   2,209,956   (279,791)  (237,650)    967,974               (2,356)    63,308
Pref. Return Requirement
     Net Income (Loss)    $1,692,514  $1,028,927  $2,209,956  ($279,791) ($237,650)   $967,974      $       ($2,356)   $63,308

                                                         The accompanying notes are an integral part of the financial statements.


                                               EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
                                                            CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                                FOR THE SIX MONTHS ENDED JUNE 30, 1995


                               EUA                   EUA         EUA        EUA          EUA        EUA        EUA      EUA
                             Cogenex               Cogenex       Nova       Day          NEM      Cogenex    Citizens   Highland
                              Consol    Elimin.   Corporation  (Division) (Division)     Inc       Canada     Corp.     Corp.
CASH FLOW FROM OP. ACT:
Net Income (Loss)          $1,692,514  $1,028,927  $2,209,956  ($279,791) ($237,650)   $967,974  $          ($2,356)    $63,308
Adj to Rec. Net Inc. (Loss)
 to Net Cash Prov. by
 Op. Activities:
  Dep. & amort.             3,817,698          (1)  3,273,081     94,825     33,650     390,325                8,300      17,516
  Deferred taxes              137,092                  82,722                            54,370
  Gains on sales of
   invest. in energy
   savings projects paid
   for with notes and
   leases receivables      (3,241,209)                        (3,241,209)
  Non - cash costs of
   energy svngs project       690,048                 690,048
  Pension liability           169,593                 127,656     41,937
  Amort. of def. revs        (121,158)                                                 (121,158)
  Coll. & sales of proj.
   notes and leases rec.    9,946,144               9,946,144
  Equity earnings          (1,058,055) (1,028,925) (2,086,980)
  Other - net                 257,461          (2)    186,427     55,678    (29,237)    (42,157)              86,748
Net Chngs to Working Cap:
  Accounts receivable       4,050,803  (1,088,158)  2,243,012    951,896   (436,412)    162,021             (177,624)    219,752
  Materials and supplies      471,040                            685,003   (171,674)                                     (42,289)
  Accounts payable            595,849     762,474     595,956 (1,106,505)   552,199      (2,289)             475,427     843,535
  Accrued taxes                38,015           1     (28,709)    14,253        969                           10,183      41,320
  Other - net              (1,983,474)    325,681  (1,861,258)   160,206      5,641                (33,059)   71,820      (1,143)
  Net Cash Provided from
   (Used in) Op. Act.      15,462,361          (3) 12,136,846    617,502   (282,514)  1,409,086    (33,059)  472,498   1,141,999
CASH FLOW FR INV ACT.:
 Expend. for invest.
  in en. svngs projects   (18,647,929)  3,779,724  (6,966,521)  (152,313)   (73,498)            (4,950,000) (883,783) (1,842,090)
 Collection on notes and
   leases receivable          730,751                 720,860      2,312      7,579
 Investments in subs.        (480,199) (2,716,667) (3,196,866)
 Net Cash Provided from
   (Used in) Inv. Act.    (18,397,377)  1,063,057  (9,442,527)  (150,001)   (65,919)          0 (4,950,000) (883,783) (1,842,090)
CASH FLOW FR FIN ACT.:
 Issuances:
  Common shrs/cap. contr.                     200                                                                100         100
  Long-term debt
 Redemptions:
  Long-term debt
  Prem. on reacquisition
   and financing expenses
  Dividends declared                   (1,500,000)                                   (1,500,000)
  Net increase in st debt   2,144,371     436,746  (3,321,000)  (607,654)   150,000              5,010,166   444,494     905,111
   Net Cash Provided from
    (Used in) Fin. Act.     2,144,371  (1,063,054) (3,321,000)  (607,654)   150,000  (1,500,000) 5,010,166   444,594     905,211
NET (DEC) INC IN CASH        (790,645)               (626,681)  (140,153)  (198,433)    (90,914)    27,107    33,309     205,120
Cash and temp. cash
 invest. at beg. of yr      1,613,981               1,141,115     19,839    160,750     292,277
Cash and temp. cash
 invest. at end of yr        $823,336                $514,434  ($120,314)  ($37,683)   $201,363    $27,107   $33,309    $205,120
Cash paid during yr for:
 Int. (net of amts cap)    $7,351,779              $7,350,402                                                 $1,377
 Income Taxes              $  379,121              $  379,121
Conversion of invest.
 in en. savings projects
 to notes and leases rec.  $7,736,987             $7,736,987
( ) Denotes contra


            The accompanying notes are an integral part of the financial statements.






EUA COGENEX CORPORATION AND SUBSIDIARIES
ENERGY SAVINGS PROJECTS BY BUSINESS LINE & GEOGRAPHIC LOCATION
FOR THE SIX MONTHS ENDED JUNE 30, 1995



BUSINESS LINE                          PLANT IN SERVICE    REVENUE
                                       AT 6/30/95         THRU 6/30/95

DEM. SIDE MGMT/ENERGY MGMT SERVICES     $30,934,600        $19,888,105
COGENERATION                                                   535,602
MANUFACTURING AND FABRICATION (NOVA/DAY)                    11,172,558
CONSULTING (CITIZENS)                                          469,874

                  TOTAL                 $30,934,600        $32,066,139






GEOGRAPHIC LOCATION                    PLANT IN SERVICE    REVENUE
                                       AT 6/30/95         THRU 6/30/95

NEW ENGLAND / NEW YORK REGION           $15,339,110        $22,571,133
UNITED STATES EXCL. NEW ENGLAND & NY     15,595,490          9,495,006
CANADA
ALL AREAS OF THE WORLD EXCLUDING THE
   U.S. AND CANADA

                  TOTAL                 $30,934,600        $32,066,139